16021560

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities, Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 700
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Shopoff — 949-417-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SquarMilner
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Will A. Shopoff
Signature

CEO and President
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2016, by
Date Month Year

(1) William A. Shopoff

(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

TERRI HOVDESTAD
Commission # 2070020
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2018

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ Document Date: __________

Number of Pages: _____ Signer(s) Other Than Named Above: ______________________

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2015

INDEX TO FINANCIAL STATEMENTS

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shopoff Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Shopoff Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of Shopoff Securities, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained

in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUARE MILNER LLP

Square Milner LLP

Newport Beach, California
February 25, 2016

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash	$	250,263
Accounts receivable		4,004
Commissions receivable		1,175
Due from affiliates		7,909
Prepaid expenses		9,541
Equipment, net		3,847
Total assets	$	276,739

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	17,503
Commissions payable		99,164
Commissions payable to related parties		3,664
Other accrued expenses		41,947
Total liabilities		162,278
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		100,000
Retained earnings		14,456
Total stockholder's equity		114,461
Total liabilities and stockholder's equity	$	276,739

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2015

REVENUES	
Underwriting fees	$ 1,600,325
Commissions	601,206
Due diligence fees	64,514
Other	13,025
Total revenues	2,279,070
EXPENSES	
Commissions and compensation expense	1,573,902
Professional fees	330,045
Rent	77,463
Licenses and fees	49,044
General and administrative	12,046
Total expenses	2,042,500
NET INCOME	$ 236,570

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE – December 31, 2014	5,500	$ 5	$ 285,568	$ (222,114)	$ 63,459
Contributions	–	–	50,000	–	50,000
Distributions	–	–	(235,568)	–	(235,568)
Net Income	–	–	–	236,570	236,570
BALANCE – December 31, 2015	5,500	$ 5	$ 100,000	$ 14,456	$ 114,461

 The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 236,570
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	3,445
Changes in operating assets and liabilities:	
Accounts receivable	(4,004)
Commissions receivable	(1,175)
Commissions receivable from related parties	127,689
Prepaid expenses	(2,832)
Commissions payable	(2,910)
Commissions payable to related parties	(9,856)
Accounts payable and other accrued expenses	45,702
Due from affiliates	(7,909)
Due to affiliates	(2,459)
Net cash provided by operating activities	382,261
CASH FLOWS USED IN INVESTING ACTIVITIES	
Addition to equipment	(2,124)
Net cash used in investing activities	(2,124)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Capital contributions	50,000
Capital distributions	(235,568)
Net cash used in financing activities	(185,568)
NET INCREASE IN CASH	194,569
CASH – beginning of year	55,694
CASH – end of year	$ 250,263

 The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored by Shopoff Realty Investments, L.P. ("Shopoff Realty Investments"). During the year ended December 31, 2015, offerings included Shopoff Land Fund III, L.P., SRI Camino, L.P., SRI-SLF III, L.P., Shopoff Land Fund IV, L.P., Shopoff California Commercial Fund, L.P., and Shopoff Commercial Growth & Income Fund II, L.P., each of which is a related party. In addition, offerings for single asset transactions included Augusta Ranch, LLC, Shea Apple Valley, LLC and Guggenheim RE Coon Rapids, LLC, which are not related parties. The Company sells interests in such funds on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2015, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner share interests in the aforementioned funds to their clients.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital, as required, or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2015.

Equipment

Equipment is carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on equipment are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

Upon the sale or retirement of equipment, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2015, equipment at cost consisted of $17,725 of computer, telephone and other equipment. Accumulated depreciation as of December 31, 2015, was $13,878. The net book value of $3,847 is reflected in equipment, net in the accompanying balance sheet.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places balances with quality financial institutions that limit credit risk.

During the year ended December 31, 2015, the Company generated 63% of its revenues from selling ownership interests in related entities, sponsored by Shopoff Realty Investments, as explained in Note 1 above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, accounts receivable, accounts and commissions payable and accrued liabilities approximate their fair value as of December 31, 2015, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2015 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes underwriting fees, commission income, and due diligence fees as the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5%. The Company utilized its operating loss carryforward from 2014 and recorded the required minimum tax of $800. The tax expense is included in general and administrative expense in the accompanying statement of income.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 25, 2016, which is the day the financial statements were available to be issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2015, the Company had net capital of $88,925, as defined, which was $78,107 in excess of its required minimum required net capital of $10,818. The Company's aggregate indebtedness to net capital ratio as of December 31, 2015 was 1.82-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2015, the Stockholder had contributed an aggregate of $485,567 to additional paid-in capital, of which $50,000 was contributed by Stockholder on February 5, 2015. The Company distributed $235,568 during the year ended December 31, 2015 to its Stockholder, resulting in aggregate cumulative distributions to $385,567.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. Shopoff Realty Investments is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of Shopoff Realty Investments, and an owner of the general partner of each of the limited partnership interests marketed during the year ended December 31, 2015.

During the year ended December 31, 2015, the Company was engaged by various funds to sell equity interests on behalf of the funds on a "best efforts" basis. For each fund, the general partner of the fund is indirectly majority-owned by the Stockholder of the Company. In addition, William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in Shopoff Realty Investments, which sponsored the funds. Revenues derived from funds related to the Company for the year ended December 31, 2015 were as follows:

Fund	Status at December 31, 2015	Revenues
SRI-SLF III, L.P.	Closed	$ 222,750
Shopoff Land Fund III, L.P.	Closed	$ 593,282
Shopoff Land Fund IV, L.P.	Active	$ 227,089
Shopoff California Commercial Fund, L.P.	Active	$ 88,960
SRI Camino, L.P.	Closed	$ 63,350
Shopoff Commercial Growth and Income Fund, L.P.	Active	$ 230,563

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. If outside broker-dealers are authorized to sell partnership interests, their commissions and underwriting fees are paid directly by the fund and not reflected in the Company's revenue.

In June 2007, the Company entered into an expense sharing agreement with Shopoff Realty Investments. The term of the agreement was for one year and automatically renews unless terminated by the Company or Shopoff Realty Investments upon thirty days advance notice. Subject to the terms of this agreement, Shopoff Realty Investments agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse Shopoff Realty Investments for its share of services and expenses shared with Shopoff Realty Investments based on an agreed upon allocation percentage for each type of expense.

5. RELATED PARTY TRANSACTIONS (continued)

This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not been paid by Shopoff Realty Investments. As of December 31, 2015, $1,112 of such expenses are netted against due from affiliates in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2015, the Company incurred $103,241 and $6,125 of commissions due to Steve Shopoff and Jeff Shopoff, respectively, who are William A. Shopoff's brothers. Of these amounts, $105,702 were paid during the year ended December 31, 2015. The amounts incurred are included as commissions and compensation expense in the accompanying statement of income, and the unpaid balance as of December 31, 2015 of $3,664 is reflected in commissions payable to related parties.

On May 29, 2015, the Company moved into office space leased to Shopoff Realty Investments and Shopoff Realty Investments moved into office space leased to the Company. The use of space by both parties is on a month-to-month basis. The Company paid $77,463 in rent expense for the year ended December 31, 2015, of which $21,497 was paid to Shopoff Realty Investments.

6. REVENUE SHARING AGREEMENT

On January 13, 2015, the Company entered into a Revenue Sharing Agreement (the "Agreement") with Atomi Financial Group, Inc. ("Atomi"), a California Registered Investment Adviser. Atomi is a commission based independent contractor hired to manage a Company branch office, including supervision of affiliated registered representatives.

The agreement provides for certain obligations from both parties over a two-year period, cancellable after one year by either party. The Company agreed to provide working capital of $160,000 payable during the first 12 months of the agreement as well as office space, office furniture, utilities, technology, parking and broker dealer operations. Such amount is included in professional fees in the accompanying statement of income, and the unpaid balance as of December 31, 2015 of $27,500 is reflected in other accrued expenses. Atomi agreed to provide transition support and establish relationships with existing clients of the Company, build a core infrastructure and provide client relationship management database, financial planning, portfolio management, billing and reporting, document management and compliance policies within the first 12 months from date of the agreement. Both parties agreed to maintain proper licensing and develop due diligence and client suitability protocols.

In consideration of the Company's obligations to Atomi, for the first two years of the agreement, the Company will receive revenue sharing payments per annum of 20% of

6. REVENUE SHARING AGREEMENT (continued)

Atomi's gross revenues with no revenue cap. Each successive year, the revenue sharing payment varies by annual volume as follows:

Atomi gross revenues from $0 to $500,000	20% share to Company
Atomi gross revenues from $500,001 to $1 million	30% share to Company
Atomi gross revenues greater than $1 million	20% share to Company

Atomi's revenue sharing payment to the Company for 2015 was $68,102, including $4,239 which was accrued as of December 31, 2015.

7. REGULATORY EXAMINATION/INQUIRY

During the year ended December 31, 2014, The Financial Industry Regulatory Authority, commonly known as FINRA, acting through its Member Regulation Department (the "Staff"), initiated a review of the Company's records as part of its routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On November 25, 2015, the FINRA Staff issued an examination report, which included two exceptions directly related to the late filing of certain adverse financial events on an individuals' Form U4. Updates to the individual's Form U4 were made and changes to the Company's Written Supervisory Procedures Manual with respect to the procedures for amending/updating registered representatives Form U4 were implemented. Additionally, the examination report noted that a review of private placement offerings sold by the Company would be handled separately. On December 14, 2015, the FINRA Staff notified the Company that the Staff's review and exceptions related to private placement offerings sold by the Company, and disclosure of adverse financial events on Form U4, had been referred to FINRA's Enforcement Department for its review and disposition.

On January 22, 2016, the FINRA Enforcement Department issued a letter to the Company noting that it is investigating a matter involving the Company to determine whether violations of the federal securities laws or FINRA or NASD rules have occurred. The letter further states that the inquiry should not be construed as an indication that the Enforcement Department or its staff has determined that any violations of federal securities laws or FINRA or NASD rules have occurred. The Company does not know when the investigation will be resolved or what, if any, actions FINRA may require the Company to take as part of that resolution. Because the Company cannot assess the outcome of such inquiry by FINRA at this time, the Company has not accrued any loss contingencies related to this matter in accordance with GAAP.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2015

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	114,461
Less: Non-allowable assets		
Accounts receivable		(4,004)
Accounts receivable from related party		(7,909)
Commissions receivable in excess of related commissions payable at December 31, 2015		(235)
Prepaid expenses		(9,541)
Equipment, net		(3,847)
Net capital	$	88,925
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	10,818
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		10,818
Excess net capital (regulatory net capital less net capital requirement)		78,107
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	162,278
Ratio of aggregate indebtedness to net capital		1.82-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	86,901
Post-closing adjustments to accrue for revenues and related expenses		2,024
Audited net capital	$	88,925

The difference between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015 as amended, is shown above.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Shopoff Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions for the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 25, 2016

Exemption Report Required by Rule 17a-5
For the period from January 1, 2015 through December 31, 2015

Shopoff Securities, Inc. (the "Company") claims an exemption from Securities and Exchange Commission ("SEC") Rule 15c3-3, per paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company met the exemption provision of SEC Rule 15c3-3 paragraph (k)(2)(i) from January 1, 2015 through December 31, 2015 without exception.

Acknowledgement	
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.	
Signature of CEO or authorized Executive:	
Printed Name: William A. Shopoff	

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;
2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner LLP

Newport Beach, California
February 25, 2016